PS Business Parks
701 Western Avenue
Glendale, CA 91201
TEL 818 244.8080
FAX 818 242.0566
www.psbusinessparks.com

January 20, 2010

BY FACSIMILE (202) 772-9210 AND BY EDGAR

William H. Demarest, IV
Staff Accountant
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	PS Business Parks, Inc.
Forms 10-K and 10-K/A for the period ended December 31, 2008
Filed February 26, 2009 and June 17, 2009
Form DEF 14A filed April 1, 2009
File No. 1-10709
Dear Mr. Demarest:
Set forth below are responses of PS Business Parks, Inc. (the “Company”) to the comments of the Staff of the Division of Corporation Finance that you set forth in your letter dated December 18, 2009 regarding the Company’s Forms 10-K and 10-K/A for the year ended December 31, 2008 and Form DEF 14A filed April 1, 2009.
The Staff’s comments, indicated in bold below, are followed by our response on behalf of the Company.
Form 10-K
Portfolio Information, page 23
1.	We note your disclosure regarding Miami International Commerce Center. In future Form 10-K filings, on a portfolio basis please also disclose:
•	Average occupancy rates for each of the last five years;

•	The average effective annual rental per square foot or unit for each of the last five years; and

•	Lease expirations for each of the next ten years.
Please supplementally provide us your proposed disclosure.
Response:
We acknowledge the comment and will disclose the requested information in future 10-K filings. The following depicts our proposed disclosures. On a prospective basis, this information will be included in all applicable filings.

The table below sets forth information with respect to occupancy and rental rates of the Company’s total portfolio for each of the last five years, including discontinued operations:

	2004	2005	2006	2007	2008
Weighted average occupancy rate	88.5%	91.5%	93.4%	93.4%	93.5%
Realized rent per square foot	$13.86	$13.82	$14.36	$14.97	$15.50
On a prospective basis, tables comparable to those presented on pages 21, 22 and 23 of our 2008 filings will be adjusted along the lines presented below to include 10 years of lease expirations.

The following table sets forth information with respect to lease expirations at MICC (in thousands, except number of leases expiring):

		Rentable
		Square	Annualized
		Footage	Rental Income	Percentage of Total
	Number of	Subject to	Under	Annualized Rental
	Leases	Expiring	Expiring	Income Represented
Year of Lease Expiration	Expiring	Leases	Leases	by Expiring Leases
2009	86	660	$6,311	21.5%
2010	72	758	6,593	22.5%
2011	65	691	6,725	22.9%
2012	34	491	4,745	16.2%
2013	24	391	3,613	12.3%
2014	3	116	1,101	3.8%
2015	3	22	249	0.8%
2016	—	—	—	—
2017	—	—	—	—
2018	—	—	—	—
Thereafter	—	—	—	—

Total	287	3,129	$29,337	100.0%

The following tables set forth the lease expirations for the entire portfolio of properties owned as of December 31, 2008, in addition to bifurcating the lease expirations for properties serving primarily small businesses and those properties serving primarily larger businesses (in thousands):

Lease Expirations (Entire Portfolio) as of December 31, 2008

			Percentage of Total
			Annualized
	Rentable Square	Annualized	Rental Income
	Footage Subject to	Rental Income	Represented by
Year of Lease Expiration	Expiring Leases	Expiring Leases	Expiring Leases
2009	4,330	$63,629	21.7%
2010	4,157	64,164	21.9%
2011	3,305	54,254	18.5%
2012	2,391	41,573	14.2%
2013	1,966	30,632	10.4%
2014	844	15,440	5.3%
2015	303	6,195	2.1%
2016	334	8,002	2.7%
2017	78	2,421	0.9%
2018	174	4,124	1.4%
Thereafter	71	2,670	0.9%

Total	17,953	$293,104	100.0%

Lease Expirations (Small Tenant Portfolio) as of December 31, 2008
The Company’s small tenant portfolio consists of properties with average leases less than 5,000 square feet.

			Percentage of Small
			Tenant Annualized
	Rentable Square	Annualized	Rental Income
	Footage Subject to	Rental Income	Represented by
Year of Lease Expiration	Expiring Leases	Expiring Leases	Expiring Leases
2009	2,258	$36,169	12.3%
2010	1,904	32,556	11.1%
2011	1,121	20,479	7.0%
2012	782	14,795	5.1%
2013	461	9,945	3.4%
2014	169	3,713	1.3%
2015	41	940	0.3%
2016	55	1,416	0.5%
2017	16	391	0.2%
2018	7	217	0.1%
Thereafter	38	1,232	0.3%

Total	6,852	$121,853	41.6%

Lease Expirations (Large Tenant Portfolio) as of December 31, 2008
The Company’s large tenant portfolio consists of properties with leases averaging greater than or equal to 5,000 square feet.

			Percentage of Large
			Tenant Annualized
	Rentable Square	Annualized	Rental Income
	Footage Subject to	Rental Income	Represented by
Year of Lease Expiration	Expiring Leases	Expiring Leases	Expiring Leases
2009	2,072	$27,460	9.4%
2010	2,253	31,608	10.8%
2011	2,184	33,775	11.5%
2012	1,609	26,778	9.1%
2013	1,505	20,687	7.0%
2014	675	11,727	4.0%
2015	262	5,255	1.8%
2016	279	6,586	2.2%
2017	62	2,030	0.7%
2018	167	3,907	1.3%
Thereafter	33	1,438	0.6%

Total	11,101	$171,251	58.4%

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30
Concentration of Portfolio by Region, page 35
2.	In future filings, please reconcile total NOI to the most directly comparable financial measure calculated in accordance with GAAP. Refer to Item 10(e)(1)(i)(B) of Regulation S-K. The computation of “Total based on GAAP” does not represent a GAAP measure. Please also make this revision to the tables on pages 39 and 42.
Response:
We acknowledge this comment and, on a prospective basis, tables comparable to those on pages 35, 39 and 42 of our 2008 filings will be adjusted along the lines presented below to include a detailed reconciliation of net operating income to income from continuing operations.

Concentration of Portfolio by Region: Rental income, cost of operations and rental income less cost of operations, excluding depreciation and amortization, or net operating income (defined as “NOI” for purposes of the following table) are summarized below for the year ended December 31, 2008 by major geographic region. The Company uses NOI and its components as a measurement of the performance of its commercial real estate. Management believes that these financial measures provide them, as well as the investor; the most consistent measurement on a comparative basis of the performance of the commercial real estate and its contribution to the value of the Company. Depreciation and amortization have been excluded from NOI as they are generally not used in determining the value of commercial real estate by management or the investment community. Depreciation and amortization are generally not used in determining value as they consider the historical costs of an asset compared to its current value; therefore, to understand the effect of the assets’ historical cost on the Company’s results, investors should look at GAAP financial measures, such as total operating costs including depreciation and amortization. The Company’s calculation of NOI may not be comparable to those of other companies and should not be used as an alternative to measures of performance calculated in accordance with GAAP. The table below reflects rental income, operating expenses and NOI from continuing operations for the year ended December 31, 2008 based on geographical concentration. The total of all regions is equal to the amount of rental income and cost of operations recorded by the Company in accordance with GAAP. As part of the table below, we have reconciled total NOI to income from continuing operations, which we consider the most directly comparable financial measure calculated in accordance with GAAP. The percent of total by region reflects the contribution to rental income, cost of operations and NOI during the period (in thousands):

	Weighted
	Square	Percent of	Rental	Percent of	Cost of	Percent of		Percent of
Region	Footage	Total	Income	Total	Operations	Total	NOI	Total
Southern California	3,988	20.4%	$65,317	23.0%	$17,866	20.2%	$47,451	24.3%
Northern California	1,818	9.3%	23,939	8.4%	6,862	7.8%	17,077	8.8%
Southern Texas	1,161	5.9%	12,616	4.5%	5,495	6.2%	7,121	3.7%
Northern Texas	1,689	8.6%	16,964	6.0%	6,011	6.8%	10,953	5.6%
South Florida	3,596	18.4%	32,555	11.5%	10,316	11.7%	22,239	11.4%
Virginia	3,020	15.4%	59,192	20.9%	17,250	19.5%	41,942	21.5%
Maryland	1,770	9.1%	37,977	13.4%	11,992	13.6%	25,985	13.3%
Oregon	1,314	6.7%	18,466	6.5%	7,019	7.9%	11,447	5.9%
Arizona	679	3.5%	7,006	2.5%	3,013	3.4%	3,993	2.0%
Washington	521	2.7%	9,471	3.3%	2,618	2.9%	6,853	3.5%

Total NOI	19,556	100.0%	$283,503	100.0%	$88,442	100.0%	$195,061	100.0%

Reconciliation of NOI to income from continuing operations

Total NOI							$195,061
Other income and expenses:
Facility management fees							728
Interest and other income							1,457
Interest expense							(3,952)
Depreciation and amortization							(99,848)
General and administrative							(8,099)

Income from continuing operations							$85,347

The following table summarizes the Same Park operating results by major geographic region for the years ended December 31, 2008 and 2007. In addition, the table reflects the comparative impact on the overall rental income, cost of operations and NOI from properties that have been acquired since January 1, 2007, and the impact of such is included in Non-Same Park facilities in the table below. As part of the table below, we have reconciled total NOI to income from continuing operations (in thousands):

				Cost of	Cost of
	Rental Income	Rental Income		Operations	Operations		NOI	NOI
	December 31,	December 31,	Increase	December 31,	December 31,	Increase	December 31,	December 31,	Increase
Region	2008	2007	(Decrease)	2008	2007	(Decrease)	2008	2007	(Decrease)
Southern California	$65,317	$64,474	1.3%	$17,866	$17,483	2.2%	$47,451	$46,991	1.0%
Northern California	20,890	20,221	3.3%	5,728	5,673	1.0%	15,162	14,548	4.2%
Southern Texas	12,616	11,848	6.5%	5,495	5,153	6.6%	7,121	6,695	6.4%
Northern Texas	16,964	15,162	11.9%	6,011	5,764	4.3%	10,953	9,398	16.5%
South Florida	32,555	31,514	3.3%	10,316	10,060	2.5%	22,239	21,454	3.7%
Virginia	56,108	52,957	6.0%	16,169	15,226	6.2%	39,939	37,731	5.9%
Maryland	37,977	38,873	(2.3%)	11,992	11,746	2.1%	25,985	27,127	(4.2%)
Oregon	18,466	18,278	1.0%	7,019	6,659	5.4%	11,447	11,619	(1.5%)
Arizona	7,006	6,976	0.4%	3,013	2,904	3.8%	3,993	4,072	(1.9%)
Washington	349	329	6.1%	112	111	0.9%	237	218	8.7%

Total Same Park	268,248	260,632	2.9%	83,721	80,779	3.6%	184,527	179,853	2.6%
Non-Same Park	15,255	10,143	50.4%	4,721	3,581	31.8%	10,534	6,562	60.5%

Total NOI	$283,503	$270,775	4.7%	$88,442	$84,360	4.8%	$195,061	$186,415	4.6%

Reconciliation of NOI to income from continuing operations

Total NOI							$195,061	$186,415	4.6%
Other income and expenses:
Facility management fees							728	724	0.6%
Interest and other income							1,457	5,104	(71.5%)
Interest expense							(3,952)	(4,130)	(4.3%)
Depreciation and amortization							(99,848)	(98,521)	1.3%
General and administrative							(8,099)	(7,917)	2.3%

Income from continuing operations							$85,347	$81,675	4.5%

The following table summarizes the Same Park operating results by major geographic region for the years ended December 31, 2007 and 2006. In addition, the table reflects the comparative impact on the overall rental income, cost of operations and NOI from properties that have been acquired since January 1, 2006, and the impact of such is included in Non-Same Park facilities in the table below. As part of the table below, we have reconciled total NOI to income from continuing operations (in thousands):

				Cost of	Cost of
	Rental Income	Rental Income		Operations	Operations		NOI	NOI
	December 31,	December 31,	Increase	December 31,	December 31,	Increase	December 31,	December 31,	Increase
Region	2007	2006	(Decrease)	2007	2006	(Decrease)	2007	2006	(Decrease)
Southern California	$63,570	$60,803	4.6%	$17,115	$17,362	(1.4%)	$46,455	$43,441	6.9%
Northern California	19,589	18,854	3.9%	5,380	5,006	7.5%	14,209	13,848	2.6%
Southern Texas	11,849	10,472	13.1%	5,156	4,668	10.5%	6,693	5,804	15.3%
Northern Texas	15,162	14,736	2.9%	5,765	5,811	(0.8%)	9,397	8,925	5.3%
South Florida	25,899	24,316	6.5%	7,869	8,041	(2.1%)	18,030	16,275	10.8%
Virginia	51,219	50,055	2.3%	14,779	14,056	5.1%	36,440	35,999	1.2%
Maryland	25,909	25,868	0.2%	7,251	6,616	9.6%	18,658	19,252	(3.1%)
Oregon	18,281	18,596	(1.7%)	6,663	6,288	6.0%	11,618	12,308	(5.6%)
Arizona	6,976	7,001	(0.4%)	2,907	2,746	5.9%	4,069	4,255	(4.4%)
Washington	329	264	24.6%	110	113	(2.7%)	219	151	45.0%

Total Same Park	238,783	230,965	3.4%	72,995	70,707	3.2%	165,788	160,258	3.5%
Non-Same Park	31,992	11,249	184.4%	11,365	3,964	186.7%	20,627	7,285	183.1%

Total based on GAAP	$270,775	$242,214	11.8%	$84,360	$74,671	13.0%	$186,415	$167,543	11.3%

Reconciliation of NOI to income from continuing operations

Total NOI							$186,415	$167,543	11.3%
Other income and expenses:
Facility management fees							724	625	15.8%
Interest and other income							5,104	6,874	(25.7%)
Interest expense							(4,130)	(2,575)	60.4%
Depreciation and amortization							(98,521)	(86,216)	14.3%
General and administrative							(7,917)	(7,046)	12.4%

Income from continuing operations							$81,675	$79,205	3.1%

Liquidity and Capital Resources, page 43
3.	It appears that your measure of “retained cash” is a non-GAAP measure. To the extent that retained cash is presented in future filings, please revise your disclosure to comply with the requirements of Item 10(e)(1) of Regulation S-K. In addition, please present the amounts for the three major categories of the cash flow statement when a non-GAAP liquidity measure is presented. Refer to Question 12 of Frequently Asked Questions Regarding the Use of Non-GAAP Measures. Please provide us with a copy of your proposed revisions.
Response:
For all future filings, we will remove all references to retained cash.

DEF 14A
Executive Compensation, page 13
Compensation Discussion and Analysis, page 13
Elements of Compensation, page 14
Annual Bonuses for 2008 Performance, page 15
4.	You disclose that the Compensation Committee determined that 2008 bonuses would be based on the achievement of targeted levels of funds available for distribution for the corporate component and that if the corporate 2008 FAD targets were met, individual bonuses for named executive officers would then be awarded based on achievement of divisional performance with respect to occupancy, NOI, leasing and enterprise value metrics, and achievement of individual leadership and performance metrics primarily related to job function. Please additionally disclose the 2008 FAD targets and actual results as well as the 2008 goals and actual results regarding occupancy, NOI, leasing and enterprise value metrics. Please also describe the goals and actual results regarding individual leadership and performance metrics. Finally, please explain how the achievements of such targets and goals relates to the specific amounts paid in bonuses to your NEOs. Please provide this disclosure in future filings and tell us how you plan to comply.
Response:
Our annual incentive bonus program provides an opportunity to reward named executive officers for the Company’s performance during the fiscal year and their individual contributions to that performance. Target annual incentive bonus amounts are set for each named executive officer based on job responsibilities and range up to 100% of base salary for the chief executive officer and chief operating officer and lesser amounts for the other named executive officers.
Under the program, potential incentive bonus awards could range from zero to 150% of the targeted amount for each named executive officer. The Compensation Committee has the discretion to reduce the amount of any actual award based on those factors that the Compensation Committee considers appropriate. The Committee typically exercises this discretion to ensure that management makes decisions based on what is in the Company’s best interest.
As discussed on page 15 of the 2009 proxy statement, for 2008, named executive officers were eligible to receive an annual incentive bonus award only if the Company first met a threshold level of funds available for distribution (FAD). The 2008 threshold level of FAD established by the Compensation Committee for potential awards of 100% of the targeted bonus amount for an individual was FAD equal to or greater than $89,171,000 but not more than $90,271,000 (the target for 150% of the targeted bonus amount). After considering actual 2008 FAD achieved, the Compensation Committee exercised its discretion to reduce actual 2008 FAD, primarily by deducting amounts budgeted for capital projects not completed during the year. As adjusted, 2008 FAD was determined to be $89,306,000, which set each named executive officer’s potential bonus at 100% of target.
Once the FAD target was achieved and the maximum potential bonus payable to each NEO established, the Compensation Committee considered the amount of the actual incentive bonus payment for each named executive officer based on the individual’s performance during the year. The chief executive’s performance was reviewed based on the Compensation Committee’s assessment of his progress towards the goals previously established by the Compensation Committee. For the other named executive officers, the Compensation Committee reviewed an assessment prepared by the chief executive officer as to how the named executive officer performed against the performance goals relating to the operations or functions they manage.

The performance objectives for the named executive officers consist of a variety of individually-specific quantitative and qualitative goals related to the operations and functions each supervises. The bonus objectives generally provide that a portion of the bonus paid to a named executive officer will be adjusted by the percentage of total bonus achieved by divisional or functional individuals supervised by the named executive officer, and leadership and other qualitative goals. The bonuses paid to divisional personnel (which do not include the named executive officers) are based on factors that include achieved occupancy levels, NOI and leasing performance for particular locations and the regional operations for which the divisional employee is responsible and are not goals for company-wide performance. Moreover, the payment of a bonus to any named executive officer does not depend on the achievement of any particular goal. After consideration of these factors, the Compensation Committee used its business judgment to determine the appropriate actual amount of the 2008 annual incentive bonus award to recognize the executive’s contribution to the Company’s performance.
We will include this disclosure in future filings as applicable.
5.	You also disclose that in addition to the annual incentive cash bonuses, each NEO other than Mr. Russell and Mr. Stokx are eligible to receive additional annual bonus amounts based on achievement of performance targets for the company’s seasoned acquired properties under a deferred acquisition bonus program. You state that the performance targets are based on achievement of targeted levels of property level returns for designated acquisition properties after transactional capitalized expenditures. Please additionally disclose performance targets and actual results and how the achievement of such targets relates to the specific amounts paid. Please provide this disclosure in future filings and tell us how you plan to comply.
Response:
The deferred acquisition bonus program provides for bonus payments based on the achievement of individual property-specific goals designed to promote growth at a property following acquisition. If the Company acquires more than one property during the year, a separate set of goals is established for each property. The goals exclude the capitalized costs of the acquisition and are measured at the end of the property’s “stabilization” period when management has completed any necessary transition activities to assimilate the property into the company’s portfolio. The stabilization period is determined by a number of factors, including necessary repositioning and capital investment, and can range from several months to one, two or three years, typically.
The amount of the potential bonus pool paid is determined at the discretion of the Compensation Committee based on growth at each individual acquisition property that stabilizes during a given year and may be an amount up to 5 basis points (.05%) of the individual property’s acquisition price. If a pool is established for a newly stabilized property, the recipients and amounts paid are determined in the discretion of the chief executive officer.
Amounts paid to named executive officers in 2009 related to a single stabilized property and were immaterial, totaling an aggregate of $5,040. The goals established for an individual property during the stabilization period would be immaterial to an investor’s understanding of our compensation program. The goals relate to an individual property and the circumstances of that property at the time of acquisition. The goals may vary from property to property and may relate to occupancy, rental rates, or other property-specific objectives.
We will provide a description of the program, and amounts paid under it, in future filings as applicable.

Restricted Stock Unit Awards for 2008 Performance under the 2005-2008 LTIEP, page 16
6.	Your disclosure regarding awards under the 2005-2008 LTIEP is unclear. Please revise to clearly disclose the targets and actual results for the award related to the total return during each of 2005, 2006, 2007 and 2008 as well as the reward related to the total return over the four-year period from January 1, 2005 through December 31, 2008.
Response:
The 2005-2008 Senior Executive Long-Term Equity Incentive Program. As discussed on page 16 of our 2009 proxy statement, under the 2005-2008 senior executive long-term incentive equity program, named executive officers were eligible to receive two types of awards of restricted stock based on the achievement of targeted increases in total return (defined as growth in the company’s internally calculated net asset value (NAV) together with dividend yields). The first type of award was an annual award following the end of each year in the program, with the award subject to and based on the achievement of growth in total returns during the previous year. The second type of award, designed to encourage a long-term focus on growth in total returns, was an award based on growth in total returns during the cumulative four-year period, 2005-2008.
The annual awards consisted of awards of restricted stock units, representing shares of common stock, which vest over three years beginning on the date of award and conditioned on continued employment. Awards for four-year performance were fully vested shares of common stock. The total number of shares available for awards under the program were divided equally between the two types of awards and depended on the target level of total return achieved.
Annual Awards. The following is a table showing targeted total return for each of years 2005, 2006, 2007 and 2008 and the potential restricted stock units to be awarded upon achievement of the targets:

	2005-2008 Annual Target Total Returns
	(annual measurement date is from 1/1 to 12/31 of each year prior to the award)
	Level 1	Level 2	Level 3
	9%	11%	13%

	Maximum Total Shares Contributed to Pool For Achievement of Target Level
Award Date:	(represented by restricted stock units until vested)
March 2006	12,500	18,750	25,000
March 2007	12,500	18,750	25,000
March 2008	12,500	18,750	25,000
March 2009	12,500	18,750	25,000

The following table details the total return actually achieved for each year from 2005 to 2008 and the total restricted stock units awarded upon achievement of such targeted levels:
2005-2008 Annual Actual Total Returns:

			Total Restricted Stock
	Total Return		Units Available for
Year	Achieved	Target Level	Award
2005	9.9%	Level 1	12,500
2006	13.2%	Level 3	25,000
2007	13.1%	Level 3	25,000
2008	9.3%	Level 1	12,500
Upon achieving a designated target level, the annual award of restricted stock units to each NEO is calculated based on the following allocation: 36% to Mr. Russell; 18% to Mr. Petersen; 14% to Mr. Stokx; 12% to Ms. Hawthorne; and 12% to Mr. Franklin. The remaining 8% potentially available for award had been allocated to a former employee and was cancelled. For 2008, the actual awards of restricted stock units to named executive officers were as follows: 4,500 to Mr. Russell; 2,250 to Mr. Petersen; 1,750 to Mr. Stokx; 1,500 to Ms. Hawthorne and 1,500 to Mr. Franklin.
Awards for 2005-2008 Four-Year Period. The following is a table showing targeted total return for the four-year period 2005-2008 together with actual total returns for such periods.

	2005-2008 Four-Year Period Target Total Return
	(average annual return over measurement period of 1/1/2005-12/31/2008)
	Level 1	Level 2	Level 3
	9%	11%	13%

Award Date:	Maximum Total Shares Contributed to Pool
March 2009	50,000	75,000	100,000
Total return was measured for the four-year period, January 1, 2005 to December 31, 2008, and divided by four to determine the average annual return over the measurement period.
2005-2008 Four-Year Period Actual Total Return

	Total Return		Total Restricted Shares
Four-Year Period	Achieved	Target Level	Available for Award
2005-2008	11.4%	Level 2	75,000
The actual awards to individual named executive officers were made based on the same percentage allocation as for the annual awards: 36% to Mr. Russell; 18% to Mr. Petersen; 14% to Mr. Stokx; 12% to Ms. Hawthorne; and 12% to Mr. Franklin. The remaining 8% potentially available for award had been allocated to a former employee and was cancelled. For the 2005-2008 Four-year period, the actual awards of shares to named executive officers were as follows: 27,500 to Mr. Russell; 13,500 to Mr. Petersen; 10,500 to Mr. Stokx; 9,000 to Ms. Hawthorne and 9,000 to Mr. Franklin.
We will provide this disclosure in future filings as applicable.

In connection with our response to the Staff’s comment, we hereby acknowledge that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings.

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you require further information, please feel free to call me at (818) 244-8080, extension 1649.

Very truly yours, Edward A. Stokx Executive Vice President and Chief Financial Officer